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# ANNUAL AUDITED REPORT
## FORM X-17A-5
### PART III

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
120

SEC FILE NUMBER
8- 53355

KH 3/10

FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the
## Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/11____ AND ENDING____12/31/11____
 MM/DD/YY                                         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Century Pacific Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

____11820 Northup Way, Suite E-108____
 (No. and Street)

____Bellevue____        ____Washington____        ____98005____
 (City)                  (State)                  (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Shu-Ming Chang____                            ____(206) 310-6929____
                                                  (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____George Stewart, CPA____
 (Name – if individual, state last, first, middle name)

____316 17th Avenue____    ____Seattle____    ____Washington____    ____98144____
 (Address)                  (City)             (State)              (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, _____Shu-Ming Chang_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Century Pacific Securities, Inc._____, as
of _____December 31_____, 20__11___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

Notary Public
State of Washington
JOHN HOOSER
My Appointment Expires Dec 22, 2015

This report ** contains (check all applicable boxes):
☐ (a) Facing Page.
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# CENTURY PACIFIC SECURITIES INC.


## FINANCIAL STATEMENTS


## DECEMBER 31, 2011

GEORGE STEWART, CPA
316 17TH AVENUE SOUTH
SEATTLE, WASHINGTON 98144
(206) 328-8554  FAX(206) 328-0383

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors
Century Pacific Securities Inc.

I have audited the accompanying balance sheet of Century Pacific Securities Inc. as of
December 31, 2011, and the related statement of operations, stockholders' equity changes
in liabilities subordinated to claims of general creditors and cash flows the year then
ended. These financial statements are the responsibility of the Company's management.
My responsibility is to express an opinion on these financial statements based on my
audit.

I conducted my audit in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that I plan and
perform the audit to obtain reasonable assurance about whether the financial statements
are free of material misstatement. An audit includes examining, on a test basis, evidence
supporting the amounts and disclosures in the financial statements. An audit also
includes assessing the accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement presentation. I believe
that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material
respects, the financial position of Century Pacific Securities Inc., as of December 31,
2011, and the results of its operations and cash flows for the year then ended in
conformity with generally accepted accounting principles in the United States of
America.

My audit was conducted for the purpose of forming an opinion on the basic financial
statements taken as a whole. The information contain in Schedule I is presented for the
purposes of additional analysis and is not a required part of the basic financial statements,
but is supplementary information required by rule 17a-5 of the Securities and Exchange
Commission. Such information has been subjected to the auditing procedures applied in
the audit of the basic financial statements and, in my opinion, is fairly stated in all
material aspects in relation to the basic financial statements taken as a whole.

Seattle, Washington
February 24, 2012

1

# Century Pacific Securities Inc.
## Balance Sheet

### ASSETS

| | | As of<br>Dec. 31,2011 |
|---|---|---|
| **Current Assets** | | |
| Cash | $ | 15,956 |
| Accounts Receivable | | 415 |
| Deposits with clearing organization and others | | 18,729 |
| **Total Current Assets** | | 35,100 |
| | | |
| **Other Assets** | | |
| Furniture, equipment | | - |
| less accumulated depreciation and amoritization | | - |
| | | |
| **Total Other Assets** | | - |
| | | |
| | $ | 35,100 |

### LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)

| | | |
|---|---|---|
| **Current Liabilities** | | |
| Accounts Payable | $ | 8,073 |
| | | |
| **Total Current Liabilities** | | 8,073 |
| | | |
| **Total Liabilities** | | 8,073 |
| | | |
| **Stockholders' Equity** | | |
| Common stock, ($1.00 stated value, 50,000 shares authorized; 31,871 shares issued and outstanding as of December 31, 2009) | | 31,871 |
| Additional paid-in capital | | 56,960 |
| (Deficit accumulated) | | (61,804) |
| | | |
| **Total Stockholders' Equity** | | 27,027 |
| | | |
| **TOTAL LIABILITIES & STOCKHOLDERS' EQUITY** | $ | 35,100 |

**The Accompanying Notes are an integral part of these financial statements**

# Century Pacific Securities Inc.
## Statements of Operations

|  |  | Year Ended Dec. 31, 2011 |
|---|---|---:|
| **Revenues** |  |  |
| Comissions | $ | 690,578 |
| Interest Income |  | 28 |
| Other Income |  | 43 |
|  |  |  |
| **Total Revenues** |  | 690,648 |
|  |  |  |
| **Expenses** |  |  |
| Advertising |  | 1,725 |
| Auto Expenses |  | 2,130 |
| Bank Charges/Clearing Fees |  | 8,302 |
| Commission |  | 490,729 |
| Depreciation |  | 3,307 |
| Dues & Subscriptions |  | 32,659 |
| Insurance |  | 6,087 |
| Interest |  | 6,020 |
| Office Expenses |  | 1,499 |
| Postage |  | 418 |
| Professional Fee |  | 41,712 |
| Promotion |  | 848 |
| Rent |  | 16,963 |
| Salaries |  | 49,800 |
| Taxes & Licenses |  | 16,926 |
| Telephone |  | 890 |
| Travel and Entertainment |  | 440 |
| **Total Expenses** |  | 680,457 |
|  |  |  |
| **Net Income (Loss)** | $ | 10,192 |
|  |  |  |
| **Basic earnings (loss) per share** | $ | 0.32 |
|  |  |  |
| **Weighted average number of common shares outstanding** |  | 31,871 |

**The Accompanying Notes are an integral part of these financial statements**

# Century Pacific Securities Inc.
## Statement of Changes in Stockholders' Equity
### For the Year ended December 31, 2011

| | Common Stock | Common Stock Amount | Additional Paid-in Capital | Deficit Accumulated | Total |
|---|---|---|---|---|---|
| Balance, January 1, 2009 | 31,871 | $ 31,871 | $ 50,960 | $ (58,514) | $ 24,317 |
| Capital Contributions - February 23, 2009 | | | 1,000 | | 1,000 |
| Capital Contributions - March 13, 2009 | | | 5,000 | | 5,000 |
| Net Loss,  December 31, 2009 | | | | (15,543) | (15,543) |
| Balance, December 31, 2009 | 31,871 | $ 31,871 | $ 56,960 | $ (74,057) | $ 14,774 |
| Net Profit,  December 31, 2010 | | | | 2,061 | 2,061 |
| Balance, December 31, 2010 | 31,871 | $ 31,871 | $ 56,960 | $ (71,996) | $ 16,835 |
| Net Profit,  December 31, 2011 | | | | 10,192 | 10,192 |
| Balance, December 31, 2011 | 31,871 | $ 31,871 | $ 56,960 | $ (61,804) | $ 27,027 |

**The Accompanying Notes are an integral part of these financial statements**

# Century Pacific Securities Inc.
## Statement of Changes In Liabilities
## Suborinated to Claims and General Creditors
## For the Year ended December 31, 2009

| | | |
|---|---|---|
| Subordinated Liabilities at January 1, 2011 | $ | 0 |
| Increase | | 0 |
| Decrease | | 0 |
| | | |
| Subordinated Liabilities at December 31, 2011 | $ | 0 |

**The Accompanying Notes are an integral part of these financial statements**

# Century Pacific Securities Inc.
## Statements of Cash Flows

|  |  | Year Ended Dec. 31, 2011 |
|---|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** |  |  |
| Net income (loss) | $ | 10,192 |
|  |  |  |
| Adjustments to reconcile net loss to net cash |  |  |
| provided by (used in) operating activities: |  |  |
| Depreciation |  | 3,307 |
| Changes in operating assets and liabilities: |  |  |
| (Increase) Decrease in Accounts Receivable |  | 1,395 |
| (Increase) Decrease in Prepaid Expenses/Deposits |  | (3,730) |
| Increase (Decrease) in Advances from Officers |  | - |
| Increase (Decrease) in Accounts Payable |  | 1,900 |
|  |  |  |
| *Net cash provided by (used in) operating activities* |  | **13,064** |
|  |  |  |
| **CASH FLOWS FROM INVESTING ACTIVITIES** |  |  |
|  |  |  |
| Write Down of equipment |  |  |
|  |  |  |
| *Net cash provided by (used in) investing activities* |  | - |
|  |  |  |
| **CASH FLOWS FROM FINANCING ACTIVITIES** |  |  |
|  |  |  |
| Issuance of common stock |  |  |
| Additional paid-in capital |  |  |
| (Increase) Decrease in Subscription Receivable |  |  |
|  |  |  |
| *Net cash provided by (used in) financing activities* |  | - |
|  |  |  |
| *Net increase (decrease) in cash* |  | **13,064** |
|  |  |  |
| *Cash at beginning of period* |  | **2,892** |
|  |  |  |
| *Cash at end of period* | $ | **15,956** |

**SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION**
Cash paid during year for :

| Interest | $ | - |
|---|---|---:|
| Income Taxes | $ | - |

**The Accompanying Notes are an integral part of these financial statements**

## NOTE 1.  ORGANIZATION AND DESCRIPTION OF BUSINESS

Century Pacific Securities Inc. (the Company) was incorporated under the laws of the State of Washington on July 1, 2005.  The Company is organized to render service as a securities broker/dealer.

## NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### a.  Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31, year-end.

### b.  Basic Earnings per Share

In February 1997, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", which specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock.  SFAS No. 128 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share.  The Company has adopted the provisions of SFAS No. 128 effective October 2, 2006 (date of inception).

Basic net loss per share amounts is computed by dividing the net loss by the weighted average number of common shares outstanding.  Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

### c.  Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

### d.  Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In accordance with FASB 16 all adjustments are normal and recurring.

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### e. Income Taxes

Income taxes are provided in accordance with SFAS 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

## NOTE 3. WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

## NOTE 4. RELATED PARTY TRANSACTIONS

The sole officer and director of the Company may, in the future, become involved in other business opportunities as they become available, he may face a conflict in selecting between the Company and his other business opportunities. The Company has not formulated a policy for the resolution of such conflicts.

## NOTE 5. INCOME TAXES

|  | As of December 31, 2011 |
| --- | --- |
| Deferred tax assets: |  |
| Net operating tax carryforwards | $ 61,804 |
| Other |  |
| Gross deferred tax assets | 9,271 |
| Valuation allowance | ( 9,271) |
| Net deferred tax assets | $ -0- |

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be

available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance.

## NOTE 6. NET OPERATING LOSSES

As of December 31, 2011, the Company has net operating loss carry forwards of $ 61,804. Net operating loss carry forward expires twenty years from the date the loss was incurred.

## NOTE 7. FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at cost and depreciated over their estimates useful lives, using the straight-line method as follows:

| | | |
|---|---|---|
| Furniture & Equipment | 5-7 | $ 15,984 |
| Less: Accumulated Depreciation | | ( 15,984) |
| | | $ -0- |

## NOTE 8. STOCK TRANSACTIONS

Transactions, other than employees' stock issuance, are in accordance with paragraph 8 of SFAS 123 "Share-Based Payment". Thus issuances shall be accounted for based on the fair value of the consideration received. Transactions with employees' stock issuance are in accordance with paragraphs (16-44) of SFAS 123. These issuances shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, or whichever is more readily determinable.

As of December 31, 2011 the Company had 31,871 shares of common stock issued and outstanding.

## NOTE 9. STOCKHOLDERS' EQUITY

The stockholders' equity section of the Company contains the following classes of capital stock as of December 31, 2011:

Common stock, $ 1.00 stated value: 50,000 shares authorized; 31,871 shares issued and outstanding.

## NOTE 10. COMMITMENTS AND CONTINGENCIES

The company lease its offices at 11820 Northup Way, Suite E-108 from which it conducts business under a lease expiring December 14, 2016.

The following is a schedule of future minimum lease payments required the lease:

| | |
|---|---|
| 2012 | $ 31,990 |
| 2013 | 36,295 |
| 2014 | 37,851 |
| 2015 | 39,406 |
| 2016 | 40,443 |

Rent expense the year ended December 31, 2011 was $ 16,963.

GEORGE STEWART, CPA
316 17<sup>TH</sup> AVENUE SOUTH
SEATTLE, WASHINGTON 98144
(206) 328-8554 FAX(206) 328-0383

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors
Century Pacific Securities Inc.

In planning and performing my audit of the financial statements of Century Pacific
Securities Inc. for the year ended December 31, 2011 I considered its internal control
structure, including procedures for safeguarding securities, in order to determine my
auditing procedures for the purpose of expressing my opinion on the financial statements
and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making
the periodic computations of aggregate indebtedness and net capital under rule 17a-
3(a)(11) and the procedures for determining compliance with the exemptive provisions of
rule 15c3-3. I did not review the practices and procedures followed by the Company in
making the quarterly securities examination, counts, verifications and comparisons, and
the recordation of difference required by rule 17a-13 or in complying with the
requirements for prompt payment for securities under section 8 Regulation T of the board
of Governors of the Federal Reserve System, because the Company does not carry
security accounts for customers or perform custodial functions relating to customer
securities.

The management of the Company is responsible for establishing and maintaining an
internal control structure and the practices and procedures referred to in the preceding
paragraph. In fulfilling this responsibility, estimates and judgments by management are
required to assess the expected benefits and related costs of internal control structure
policies and procedures and of the practices and procedures referred to in the preceding
paragraph and to assess whether those practices and procedures can be expected to
achieve the Commission's abovementioned objectives. Two of the objectives of an
internal control structure and the practices and procedures are to provide management
with reasonable, but not absolute, assurance that assets for which the Company has
responsibility are safeguarded against loss from unauthorized use of disposition and that
transactions are executed in accordance with management's authorization and recorded
properly to permit preparation of financial statements in conformity with generally
accepted accounting principles in the United States of America. Rule 17a-5(g) lists
additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and
procedures referred to above, errors or irregularities may occur and not be detected. Also
projection of any evaluation of them to future periods is subject to the risk that they may
become inadequate because of changes in conditions or that the effectiveness of their
design and operation may deteriorate.

My consideration the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established the American Institute of Certified Public Accountants. A material weakness is a condition which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within timely period by employees in the normal course of performing their assigned function. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish that objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practice and procedures were adequate at December 31, 2011, to meet the Commission's objectives.

This report is intended solely for the use management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Seattle, Washington
February 24, 2012

# Century Pacific Securities

## Computation of Net Capital Under Rule 15c3-1 of the
### Securities and Exchange Commission
### As of December 31, 2011

NET CAPITAL

| | | |
|---|---|---:|
| Total stockholders' Equity | $ | 27,027 |
| Deduct stockholders' Equity not allowable for net capital | | 0 |
| | | |
| Total stockholders' equity qualified for net capital | | 27,027 |

Add:

| | |
|---|---:|
| A.  Liabilities subordinated to claims of general creditors allowable in computation of net capital | 0 |
| B.  Other(deductions) or allowable credits - deferred income taxes payable | 0 |
| | |
| Total capital and allowable subordinated liabilities | 27,027 |
| Deductible and /or charges | |
| A.  Non-allowable assets | |
| Furniture, equipment, and leasehold improvement | 3,951 |
| | |
| Net capital before haircuts on securities positions | 23,076 |
| Haircuts on securities | 0 |

| | | |
|---|---|---:|
| NET CAPITAL | $ | 23,076 |

AGGREGATE INDEBTEDNESS
   Items included in Balance Sheet

| | | |
|---|---|---:|
| Other accounts payable and accrued expenses | | 8,073 |
| | | |
| Total aggregate indebtedness | $ | 8,073 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---:|
| Minimum net capital required | $ | 5,000 |
| | | |
| Excess net capital at 1500% | $ | 18,076 |
| | | |
| Excess net capital at 1000% | $ | 22,269 |
| | | |
| Ratio: Aggregate indebtedness to net capital | | 0.35 to 1 |